P.E. 12/29/01 1073679

02013473

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **DECEMBER 24, 2001**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6
Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. Date of Material Change

December 21, 2001

Item 3. Press Release

December 21, 2001, Vancouver, British Columbia.

Item 4. Summary of Material Change

Sungold Entertainment Corp. (the "Company") announces the appointment of a recognized IT leader, Jeff Grant, to the Company's board of directors.

Item 5. Full Description of Material Change

The Company announced that Jeff Grant has been appointed to the board of Sungold Entertainment Corp. and has assumed a management role with Horsepower Broadcasting Network (HBN) International Ltd.

Jeff Grant has been largely responsible for the custom design and implementation of unique systems architecture for the Horsepower2 virtual horseracing system. Horsepower Broadcasting Network (HBN) International Ltd. is proud to announce that Jeff Grant will become Vice President of Internet Development effective immediately.

Jeff Grant is a recognized leader in systems architecture and database design. He has specialized knowledge of Oracle databases, application server technologies and consults internationally in 3-tier architecture. Jeff has worked closely with the Oracle Product Development Group in California to assist in the alpha and beta testing of their products. Mr. Grant has made submissions to the Product Development Group that have been incorporated as product enhancements. He has been a consultant to Sun Microsystems working with their clients such as, Internet Direct and Open Learning Agency.

Mr. Grant also consults in the areas of system security and performance tuning of large corporate networks. Past clients include: Wachovia Bank (banking), Bank of Montreal (banking), Human Resources Development Canada (Government), Oracle (software), SNV International (travel), Gencor Corp. (biotech), Amazon.com (Internet), Home Hardware (retail), EMI Music Canada (music), BMG (music), Nettwerk Records (music), Bryan Adams (music), Sarah McLachlan (music).

Jeff founded T-SWAT Consulting LTD., a technical consulting company whose 30+ person team provides a wide variety of specialized skills throughout North America. T-SWAT specializes in "Emergency Response" / troubleshooting and also provides complete application/system development and comprehensive managed services.

Jeff has been granted 100,000 incentive stock options in Sungold Entertainment Corp. exercisable at $0.09 USD per share for five years.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

Kim N. Hart, President
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 31, 2001
Date

(signature)

ANNE KENNEDY
Name of Signatory

DIRECTOR & SECRETARY
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended December 21, 2001 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: December 31, 2001

By:* [signature]
ANNE KENNEDY - DIRECTOR

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.